Filed with the Securities and Exchange Commission on January 29, 2003
Registration No. ___________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8 REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

VILLAGEEDOCS
(Exact name of registrant as specified in its charter)

State of California	**14471 Chambers Road, Ste. 105** **Tustin, CA 92780**	**33-0668917**
--------------------------------	-------------------------------------	--
(State or OtherJurisdiction of Incorporation or Organization)	(Address, including zip code of principal executive office)	(I.R.S. Employer Identification No.)

VillageEDOCS 2002 Equity Incentive Plan
VillageEDOCS 1997 Stock Option Plan
Stock Options for Employees
Compensation Agreements for Various Consultants and Advisors
(Full title of the plan)

Michael T. Cronin, Esquire
Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A.
911 Chestnut Street
Post Office Box 1368
Clearwater, Florida 34617
(813) 461-1818
(Name, address, and telephone number
of agent for service)

Exhibit Index on Page 23

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered (3)	Amount To Be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, no par value	15,830,958 (2) shares (4)	$0.17 - $2.50	$ 5,809,983	$ 534.52

(1)   Pursuant to Rules 457(c) and 457(h) under the Securities Act of 1933, as amended (the "Securities Act"), the offering price per share and the aggregate offering price are derived from the actual exercise price for shares subject to outstanding stock options and the closing price of the Registrant's Common Stock on January 28, 2003 as reported by the Over The Counter Bulletin Board for the shares not yet subject to currently outstanding options. The offering price per share and the aggregate offering price are calculated as follows:

    a.   3,014,446 shares of Common Stock issuable pursuant to outstanding options under the 1997 Stock Option Plan having exercise prices between $0.20 and $2.50 per share, resulting in an aggregate offering price of $3,131,644; and

    b.   402,837 shares of Common Stock issuable pursuant to outstanding options issued outside of the 1997 Stock Option Plan having exercise prices between $0.25 and $1.00 per share, resulting in an aggregate offering price of $201,420; and

    c.   11,634,584 shares authorized under the 2002 Equity Plan, of which (i) 7,700,754 shares are issuable pursuant to outstanding options having exercise prices between $0.17 and $0.21 per share, resulting in an aggregate offering price of $1,440,076, and (ii) 3,933,830 shares are not yet subject to currently outstanding options, the registration fee for which has been calculated using $0.22, the closing price of the Registrant's Common Stock on January 28, 2003 as reported by the Over The Counter Bulletin Board, resulting an aggregate offering price of $865,443; and

    d.   670,000 shares of common stock issuable pursuant to consulting agreements, resulting in an aggregate offering price of $147,400; and 109,091 shares of common stock issuable pursuant to a debt settlement agreement with a consultant, resulting in an aggregate offering price of $24,000.

(2)   Represents (i) 11,634,584 shares underlying the Registrant's 2002 Equity Incentive Plan, (ii) 3,014,446 shares underlying the Registrant's 1997 Stock Option Plan, (iii) 402,837 shares underlying options issued to employees outside of the Registrant's plans, (iv) 670,000 shares issuable pursuant to consulting services agreements, and (v) 109,091 shares issuable pursuant to a debt settlement agreement with a consultant.

(3)   This Registration Statement will become effective immediately upon filing with the Securities and Exchange Commission.

(4)   Plus such additional number of shares as may be required pursuant to the Plans in the event of a stock split, recapitalization or other similar event.

Approximate date of proposed sales pursuant to the plan: As soon as practicable after this Registration Statement becomes effective.

EXPLANATORY NOTE

This Registration Statement has been prepared in accordance with the requirements of Form S-8 under the Securities Act, to register shares of our common stock, no par value, including shares issuable pursuant to stock options. Under cover of this Form S-8 is our reoffer prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. Our reoffer prospectus has been prepared pursuant to Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3, and may be used for reofferings and resales on a continuous or delayed basis in the future of "restricted securities" which may be issued, pursuant to stock options.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

ITEM 1. PLAN INFORMATION

We will send or give the documents containing the information specified in Part 1 of Form S-8 to employees as specified by the Securities and Exchange Commission Rule 428(b)(1) under the Securities Act. We do not need to file these documents with the Commission either as part of this Registration Statement or as prospectuses or prospectus supplements under Rule 424 of the Securities Act.

ITEM 2. REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION

VillageEDOCS, a California corporation, will furnish without charge to each person to whom the reoffer prospectus is delivered, upon the oral or written request of such person, a copy of any and all of the documents incorporated by reference (other than exhibits to such documents). Requests should be directed to the attention of Michael Richard at VillageEDOCS, 14471 Chambers Road, Suite 105, Tustin, California, 92780, telephone number (714) 734-1030.

REOFFER PROSPECTUS

4,418,680 SHARES OF COMMON STOCK

VillageEDOCS
14471 Chambers Road, Suite 105
Tustin, CA 92780
(714) 734-1030

This reoffer prospectus relates to 4,418,680 shares of the common stock of VillageEDOCS which may be offered and resold from time to time by the selling stockholders identified in this prospectus for their own accounts. It is anticipated that the selling stockholders will offer shares for sale at prevailing prices on the OTC Bulletin Board on the date of sale. We will receive no part of the proceeds from sales made under this reoffer prospectus. The selling stockholders will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering and not borne by the selling stockholders will be borne by us.

The selling stockholders and any brokers executing selling orders on behalf of them may be deemed to be "underwriters" within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed to be underwriting commissions under the Securities Act.

Our common stock is traded on the OTC Bulletin Board under the symbol "VEDO." On January 28, 2003, the last reported price of our common stock on such market was $0.22 per share.

This investment involves a high degree of risk. Please see "Risk Factors" beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this reoffer prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this reoffer prospectus is January 29, 2003.

TABLE OF CONTENTS

You should only rely on the information incorporated by reference or provided in this reoffer prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this reoffer prospectus or any supplement is accurate as of any date other than the date on the front of this reoffer prospectus.

SUMMARY

VillageEDOCS (the "Company" or "We") is incorporated in the State of California. The Company was originally incorporated in 1995 in Delaware as SoftTek, Inc. In August 1997, we changed our name to SoftTek Technologies Inc. and reincorporated in California. In 1999 we changed our name to VillageFax.com, Inc., and then, as of July 11, 2000, to VillageEDOCS. Until late 1998, the Company provided product marketing services and fax server products. However, we no longer provide these services or products. We now provide worldwide, Internet-based, business-to-business fax services. Our Internet-based fax service enables a user to send a fax to an individual or to a broadcast list of thousands through their familiar web browser (i.e. Microsoft Explorer, Netscape Navigator, etc.), e-mail package (i.e. Microsoft Exchange, Netscape Mail, Eudora, etc.), Microsoft Windows-based application, Enterprise Resource Planning or Customer Relationship Management system, or proprietary Corporate Information System.

RISK FACTORS

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition, or operating results could be negatively affected.

<u>Unless we can obtain additional financing we will run out of cash by February 15, 2003.</u>

Since our inception, our operating and investing activities have used substantially more cash than they have generated. Because we will continue to need working capital to fund the growth of our business, we expect to continue to experience negative operating and investing cash flows for an undetermined number of months during 2003. We currently anticipate that our available cash resources will be insufficient to meet our anticipated working capital and capital expenditure requirements through February 15, 2003. Accordingly, we believe we will require up to approximately $3 million in additional financing to support our operations and to fund a substantially increased sales and marketing effort until we become profitable.

Between November 2000 and at least January 2003, our operating shortfalls have been, and are expected to be, funded by one shareholder, an affiliate, who has loaned us $2,856,245 through January 22, 2003 for that purpose. Assuming that this shareholder continues to fund our operations, we will be able to sustain operations at current levels. On May 9, 2002, we modified the terms of the convertible promissory notes held by this shareholder to induce this shareholder to provide additional loans and to extend the due dates of existing loans, which resulted in this shareholder obtaining rights, preferences and privileges senior to those of other creditors and our stockholders.   On May 15, 2002, this shareholder exercised his conversion rights with respect to $2,039,245 in convertible promissory notes payable by the Company in consideration for 15,686,502 shares of the restricted common stock of the Company. This shareholder has no obligation to continue to fund our operating shortfalls and could stop doing so at any time. We may be required to provide similar terms to other existing and potential new investors which could further result in such investors obtaining rights, preferences or privileges senior to those of other creditors and our stockholders.

This estimate is a forward-looking statement that involves risks and uncertainties. The actual time period may differ materially from that indicated as a result of a number of factors so that we cannot assure you that our cash resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements for this period. We have stated that we will need to raise additional capital in the future to meet our operating and investing cash requirements. Such sources of financing could include capital infusions, additional equity financing, or debt offerings. There can be no assurance that additional funding will be available on acceptable terms, if at all, or that such funds, if raised, would enable the Company to achieve and maintain profitable operations. If we are not able to obtain sufficient additional funds from investors, we may be unable to sustain our operations. If we raise additional funds through the issuance of securities, these securities may have rights, preferences or privileges senior to those of our common stock, and our stockholders may experience additional dilution to their equity ownership.

While we strongly believe that sustainable profitability is achievable and we intend to continue our strategy of increasing sales to more profitable clients while attempting to reduce variable costs of sales and overhead, we have a history of losses, have never been profitable, and may never achieve profitability. Should we achieve profitability in any period, we cannot be certain that we will sustain or increase such profitability on a quarterly or annual basis.

From inception through September 30, 2002, we generated net sales of only approximately $3,303,000 and we incurred total expenses of approximately $11,680,000 during that same period. We have incurred net losses each year since our inception. As of September 30, 2002, we had an accumulated deficit of $9,422,242. To date, we have funded our capital requirements and our business operations primarily with funds provided from the sale of common stock and from shareholder borrowings, supplemented by revenues from sales of our services. From inception to September 30, 2002, the Company has received approximately $5,173,000 from the sale of common stock and convertible notes subsequently converted into common stock.

The Independent Auditors' Report on our December 31, 2001 financial statements includes an explanatory paragraph stating that the recurring losses incurred from operations and a working capital deficiency raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have a history of losses, have never been profitable, and may never achieve profitability.

We have not achieved profitability, we expect to continue to incur losses for the foreseeable future and we may never be profitable. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase such profitability on a quarterly or annual basis.

Our limited operating history makes evaluating our business and prospects difficult.

We have a limited operating history on which you can base an evaluation of our business and future prospects. You should carefully consider our prospects in light of the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. Our success will depend in part upon our ability to implement and execute our business and marketing strategy. There is a risk that we will not be able to accomplish our objectives. Failure to achieve any of our objectives could negatively affect our business, financial condition and results of operations.

The market for business-to-business electronic commerce solutions is extremely competitive and we may not be able to compete effectively.

Because the business-to-business market place is highly competitive and has low barriers to entry, we cannot assure you that we will be able to compete effectively. We expect competition to intensify as current competitors expand their product offerings and new competitors like us enter the market. We cannot assure you that we will be able to compete successfully against current or future competitors, or that competitive pressures we face will not harm our business, operating results, or financial condition.

Many of our competitors will have, and potential competitors may have, more experience developing software and matching solutions, larger technical staffs, larger customer bases, greater brand recognition, and greater financial and other resources than we have. In addition, competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future products and services. There is a risk that the business-to-business electronic commerce solutions offered by our competitors now or in the future will be perceived as superior to ours.

The Internet could become subject to regulations that affect our business.

Our business segments, both directly and indirectly, rely on the Internet and other electronic communications gateways. We intend to expand our use of these gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, legislation, regulations, or interpretations may be adopted in the future that constrain our own and our customers' abilities to transact business through the Internet or other electronic communications gateways. There is a risk that any additional regulation of the use of such gateways could have a material adverse effect on our business, financial condition, and operating results.

We depend on key personnel and will need to recruit new personnel as we grow.

As we attempt to expand our customer base, we will need to add additional key personnel as we continue to grow. If we cannot attract and retain enough qualified and skilled staff, the growth of our business may be limited. Our ability to provide services to clients and expand our business depends, in part, on our ability to attract and retain staff with professional experiences that are relevant to technology development and other functions we perform. Competition for personnel with these skills is intense. Some technical job categories are under conditions of severe shortage in the United States. In addition, restrictive immigration quotas could prevent us from recruiting skilled staff from outside the United States. We may not be able to recruit or retain the caliber of staff required to carry out essential functions at the pace necessary to sustain or expand our business.

We believe our future success will depend in part on the continued employment and performance of our senior management, our ability to retain and motivate our officers and key employees, and our ability to identify, attract, hire, train, retain, and motivate other highly skilled technical, managerial, marketing, and customer service personnel.

If we are not able to protect our proprietary technology, our ability to compete effectively could be damaged.

Despite any precautions we may take, a third party may be able to copy or otherwise obtain and use our software or other proprietary information without authorization or develop similar software independently. We cannot assure you that the steps we have taken or will take will prevent misappropriation of our technology. Litigation may be necessary in the future to determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. This litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could harm our business.

Our business could be adversely affected if we infringe intellectual property rights of third parties.

Litigation regarding intellectual property rights is common in the software and technology industries. We have in the past received letters alleging that we are infringing the intellectual property rights of AudioFax. We do not believe the proprietary nature of the AudioFax software is critical to our current or future market competiveness. Several providers of fax service software have patent license agreements with AudioFax, and it is our understanding that our use of these other fax software platforms would indemnify us from any infringement of AudioFax patents. We currently plan to migrate to a fax software platform that is compatible with current technology, has existing license agreements with AudioFax, and will indemnify us from infringement of AudioFax patents. This migration is subject to the Company's ability to obtain the additional capital needed for the license fees for the other fax software platforms. We may in the future be the subjects of claims for infringement, invalidity, or indemnification claims based on such claims of other parties' proprietary rights. These claims, with or without merit, could be time consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into royalty or licensing agreements. There is a risk that such licenses would not be available on reasonable terms, or at all. Although we believe we have the ability to use our intellectual property to operate, market, and license our existing products without incurring liability to third parties, there is a risk that our products and services infringe the intellectual property rights of third parties.

Our products and technology depend on the continued availability of licensed technology from third parties. The loss of such products and technology would significantly and adversely affect our business.

We license and will continue to license certain technology and software from third parties. These licenses are integral to our business. If any of these relationships were terminated or if any of these third parties were to cease doing business, we would be forced to spend significant time and money to replace the licensed software. We cannot assure you that we would be able to replace these licenses. This could have a material adverse effect on our business, financial condition, and operating results.

Acts of terrorism, responses to acts of terrorism and acts of war may impact our business and our ability to raise capital.

The September 11, 2001 terrorist attacks in the United States are unprecedented acts of international terrorism. We cannot predict the continued effect of those acts on the economy of the United States or on the global economy. Future acts of war or terrorism, national or international responses to such acts, and measures taken to prevent such acts may harm our ability to raise capital or our ability to operate. In addition, the threat of future terrorist acts or acts of war may have effects on the general economy or on our business that are difficult to predict. We are not insured against damage or interruption of our business caused by terrorist acts or acts of war.

Our current and future revenues are unpredictable and our quarterly operating results may fluctuate significantly.

We have a limited operating history, and have generated only limited revenues to date. We cannot forecast with any degree of certainty the amount of revenue to be generated by any of our services. In addition, we cannot predict the consistency of our quarterly operating results. Factors which may cause our operating results to fluctuate significantly from quarter to quarter include:

- our ability to attract new and repeat customers;
- our ability to keep current with the evolving requirements of our target market;
- our ability to protect our proprietary technology;
- the ability of our competitors to offer new or enhanced products or services; and
- unanticipated delays or cost increases with respect to research and development.

Because of these and other factors, we believe that quarter-to-quarter comparisons of our results of operations are not good indicators of our future performance. If our operating results fall below the expectations of securities analysts and investors in some future periods, then our stock price may decline.

One shareholder owns a majority of our outstanding common stock and is able to control our actions.

One shareholder and his wife own 18,351,502 shares, or 61%, of the outstanding shares of our common stock as of January 28, 2003. These individuals have the ability to elect our entire board of directors and to approve or disapprove all other matters requiring the vote of shareholders.

Our officers and directors may be able to influence stockholder actions.

Executive officers and directors, in the aggregate, beneficially own approximately 4% of our outstanding voting stock. These stockholders acting together may be able to significantly influence matters requiring approval by our stockholders, including the election of directors, and the approval of mergers or other business combination transactions in a manner that could conflict with our other stockholders.

Our Certificate of Incorporation limits director liability, thereby making it difficult to bring any action against them for breach of fiduciary duty.

As permitted by California law, the Company's Certificate of Incorporation limits the liability of directors to the Company or its stockholders for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of the Company's charter provision and California law, stockholders may have limited rights to recover against directors for breach of fiduciary duty.

Penny stock regulations may impose certain restrictions on marketability of our stock.

The Securities and Exchange Commission (the "Commission) has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. As a result, our Common Stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers in this Offering to sell the Company's securities in the secondary market and the price at which such purchasers can sell any such securities.

We have never paid dividends on our common stock and do not expect to pay any in the foreseeable future.

The Company has not paid any dividends on its Common Stock since its inception and does not intend to pay dividends on its Common Stock in the foreseeable future. Any earnings that the Company may realize in the foreseeable future will be retained to finance the growth of the Company.

The number of shares eligible for future sale may adversely affect the market for our common stock.

As of December 31, 2002, the Company had 29,981,487 shares of its Common Stock issued and outstanding, approximately 27,000,000 of which are "restricted securities". Rule 144 of the Commission provides, in essence, that a person holding "restricted securities" for a period of one year may sell only an amount every three months equal to the greater of (a) one percent of the Company's issued and outstanding shares, or (b) the average weekly volume of sales during the four calendar weeks preceding the sale. The amount of "restricted securities" which a person who is not an affiliate of the Company may sell is not so limited, since non-affiliates may sell without volume limitation their shares held for two years if there is adequate current public information available concerning the Company. In such an event, "restricted securities" would be eligible for sale to the public at an earlier date. The sale in the public market of such shares of Common Stock may adversely affect prevailing market prices of the Common Stock.

Outstanding options could affect the market price of our common stock.

As of December 31, 2002, there were outstanding stock options to purchase an aggregate of 11,118,037 shares of Common Stock at exercise prices ranging between of $0.17 per share and $2.50 per share. The exercise of such outstanding options will dilute the percentage ownership of the Company's stockholders, and any sales in the public market of shares of Common Stock underlying such securities may adversely affect prevailing market prices for the Common Stock. Moreover, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of such outstanding securities can be expected to exercise their respective rights therein at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in such securities.

<u>Our stock price will fluctuate after this offering which could result in substantial losses for investors</u>

The market price for our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

- Quarterly variations in operating results;
- Changes in financial estimates by securities analysts;
- Announcements by us or our competitors of new products, significant contracts, acquisitions, or strategic relationships;
- Disputes concerning our patents or proprietary rights;
- Publicity about our company, our products, or our competitors;
- Publicity regarding actual or potential medical results relating to products under development by us or our competitors;
- Additions or departures of key personnel;
- Any future sales of our common stock or other securities; and
- Stock market price and volume fluctuations of publicly-traded companies.

These and other external factors have caused and may continue to cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us it could result in substantial costs and a diversion of our management's attention and resources, which could hurt our business.

<u>Trading in our common stock on the OTC Bulletin Board may be limited thereby making it more difficult for investors to resell their shares of our common stock</u>.

Our common stock trades on the OTC Bulletin Board. The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange or NASDAQ, you may have difficulty reselling any of the shares that you purchase from the selling shareholders.

<u>Some of the information in this prospectus contains forward-looking statements</u>

Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may", "will", "expect", "intend", "anticipate", "believe", "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they discuss our expectations about our future performance, contain projections of our future operating results or of our future financial condition, or state other "forward-looking" information.

We believe it is important to communicate our expectations to our stockholders. There may be events in the future, however, that we are not able to predict accurately or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could have a material and adverse effect on our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline and you could lose all or part of your investment.

<u>Our common shareholders may experience substantial dilution</u>

The sale of a substantial number of shares of our common stock in the public market, or the prospect of such sales, could materially and adversely affect the market price of our common stock. We are authorized to issue up to 90,000,000 shares of common stock. To the extent of such authorization, our Board of Directors will have the ability, without seeking stockholder approval, to issue additional shares of common stock in the future for such consideration as our Board of Directors may consider sufficient. The issuance of additional common stock in the future will reduce the proportionate ownership and voting power of our common stock held by existing stockholders. Sales in the public market of substantial amounts of our common stock, including sales of common stock issuable upon exercise of options and warrants, could depress prevailing market prices for our common stock. Even the perception that such sales could occur might impact market prices for the common stock. The existence of outstanding options and warrants may prove to hinder our future equity financings.

USE OF PROCEEDS

We will not receive any proceeds from the sale of stock by the selling stockholders. All sales proceeds will be received by the selling stockholders

SELLING STOCKHOLDERS

The selling stockholders acquired or will acquire beneficial ownership of all shares to be registered under this reoffer prospectus through stock options granted by us. The following table shows the names of the selling stockholders, the number of shares of common stock beneficially owned by such stockholder as of January 29, 2003, and the number of shares of common stock that he may sell from time to time under this reoffer prospectus.

We may amend or supplement this reoffer prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be resold.

Selling Stockholders		Number of Shares Beneficially Owned (1)		Number of Shares Subject to Options (2)	Number of Shares to be Offered	Percentage of Shares Beneficially Owned (3)	
		Before Offering	After Offering			Before Offering	After Offering
K. Mason Conner	(4)	1,314,132	-	2,385,332	1,314,132	1.8%	-
Robert Daniels	(4)	624,667	-	1,131,667	624,667	0.9%	-
H. Jay Hill	(4)	363,534	-	951,999	363,534	0.5%	-
Michael Richard	(4)	281,667	-	537,500	281,667	0.4%	-
J. Thomas Zender	(4)	740,034	240,000	1,274,499	500,034	1.0%	0.4%
Michael T. Cronin	(5)	555,555	-	555,555	555,555	0.8%	-
Tim Dales	(6)	2,385,000	2,065,000	-	320,000	3.3%	2.9%
Paul Allen	(6)	350,000	-	-	350,000	0.5%	-
James R. Spoerl	(6)	109,091	-	-	109,091	0.2%	-

(1)   Represents shares owned beneficially by the named individual, including shares that such individual has the right to acquire within 60 days of January 29, 2003 otherwise noted, all persons referred to above have sole voting and sole investment power.

(2)   Includes shares of our common stock underlying options granted to the selling stockholders whether or not exercisable as of, or within 60 days of, January 29, 2003.

(3)   Based on 29,981,487 shares outstanding as of January 29, 2003.

(4)   Officers and directors of VillageEDOCS.

(5)   Represents options issued for legal services

(6)   Represents shares issued for consulting and advisory services

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees, transferees, may sell any or all of the shares of common stock for value from time to time under this reoffer prospectus in one or more transactions on the Over-the-Counter Bulletin Board or any stock exchange, market or trading facility on which the common stock is traded, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- underwritten offerings;

- short sales;

- agreements by the broker-dealer and a selling stockholder to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale; and

- any other method permitted by applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, under Section 4(1) of the Securities Act or directly to us in certain circumstances rather than under this reoffer prospectus.

Unless otherwise prohibited, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise. In such transactions, broker- dealers or financial institutions may engage in short sales of the shares in the course of hedging the position they assume with a selling stockholder. The selling stockholders may also engage in short sales, puts and calls, forward- exchange contracts, collars and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. If a selling stockholder sells shares short, he or she may redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or financial institutions which require the delivery to the broker-dealer or the financial institution of the shares. The broker-dealer or financial institution may then resell or otherwise transfer such shares pursuant to this reoffer prospectus. In addition, the selling stockholder may loan his or her shares to broker-dealers or financial institutions who are counterparties to hedging transactions and the broker-dealers, financial institutions or counterparties may sell the borrowed shares into the public market. A selling stockholder may also pledge shares to his or her brokers or financial institutions and under the margin loan the broker or financial institution may, from time to time, offer and sell the pledged shares. To our knowledge, no selling stockholder has entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or financial institutions regarding the sale of his or her shares other than ordinary course brokerage arrangements, nor are we aware of any underwriter or coordinating broker acting in connection with the proposed sale of shares by a selling stockholder.

The selling stockholders and any broker-dealers that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the common stock sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

There is no assurance that the selling stockholders will sell all or any portion of the shares of common stock offered.

We will pay all expenses in connection with this offering and will not receive any proceeds from sales of any common stock by the selling stockholders.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., of Clearwater, FL. Michael T. Cronin of this firm has been issued options to acquire 555,555 shares of the Registrant's common stock at $0.18 per share for general corporate services. All of the shares underlying these options are registered under the Form S-8 as part of the 2002 Equity Incentive Plan.

EXPERTS

The balance sheet at December 31, 2001, and the statements of operations and cash flows for the two years then ended, incorporated by reference in this prospectus have been audited by Corbin & Wertz LLP, independent certified public accountants, to the extent and for the periods set forth in their report, which contains an explanatory paragraph regarding our ability to continue as a going concern, incorporated by reference herein, and are incorporated by reference in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation ("Articles") include provisions to eliminate the personal liability of our directors to the fullest extent permitted by Section 204(a)(10) under the General Corporation Law of California (the "California Law"). Our Articles also include provisions that authorize us to indemnify its directors and officers to the fullest extent permitted by Sections 204 and 317 of the California Law. Our Bylaws also provide us with the authority to indemnify its other officers, employees and other agents as set forth in the California Law. Pursuant to Sections 204 and 317 of the California Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in the best interests of the corporation, and with respect to a manner they reasonably believed to be in the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

A corporation may not eliminate liability: (i) for acts or omissions involving intentional misconduct or knowing and culpable violations of law; (ii) for acts or omissions that the individual believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the individual; (iii) for any transaction from which the individual derived an improper personal benefit; (iv) for acts or omissions involving a reckless disregard for the individual's duty to the corporation or its shareholders when the individual was aware or should have been aware of a risk of serious injury to the corporation or its shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to any abdication of the individual's duty to the corporation or its shareholders; or (vii) for improper distribution to shareholders and loans to directors and officers. Also, a corporation may not eliminate liability for any act or omission occurring prior to the date on which the corporation authorizes indemnification of its directors, officers, employees and agents.

We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The above discussion of our Articles of Incorporation and the General Corporation Law of California is only a summary and is qualified in its entirety by the full text of each of the foregoing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-8. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted, and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of ours, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document. You may review a copy of the Registration Statement, including exhibits, at the Securities and Exchange Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. We will also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission. Our Securities and Exchange Commission filings and the registration statement can also be reviewed by accessing the Securities and Exchange Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer to sell, nor soliciting an offer to buy, these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents that we filed with the SEC are incorporated herein by reference:

(a)   The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2001.

(b)   The Registrant's Quarterly Reports on Form 10-QSB for the nine months ended September 30, 2002.

(c)   All documents subsequently filed by the Registrant pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this reoffer prospectus is delivered a copy of any or all documents incorporated by reference into this reoffer prospectus except the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You may request copies by writing Mr. Michael Richard at mrichard@villageedocs.com or calling (714) 734-1030.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Commission are incorporated by reference:

(a)   The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2001.

(b)   The Registrant's Quarterly Reports on Form 10-QSB for the months ended September 30, 2002.

(c)   All documents subsequently filed by the Registrant pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities.

Not Applicable

Item 5. Interest of Named Experts and Counsel.

Michael T. Cronin, Esq., of the law firm of Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., has provided legal services and advice to the Company in connection with a variety of corporate and securities matters, including the registrant's compliance with the periodic reporting requirements of the Securities Exchange Act of 1934, and general legal consulting and advice on a variety of matters. This Registration Statement and the prospectus that is a part of this Registration Statement registers 555,000 shares of our common stock underlying options exercisable at $0.18 per share issued and delivered to Mr. Cronin prior to the date this Registration Statement was filed with the Commission. Such shares were issued to Mr. Cronin as partial compensation for his services rendered before the date of this Registration Statement. Neither Mr. Cronin nor his law firm have been employed on a contingent basis at anytime.

Item 6. Indemnification of Directors and Officers.

In accordance with Section 317 of the California General Corporations Law, our Articles of Incorporation eliminate the liability of each of our directors for monetary damages to the fullest extent permissible under California law.

Section 317 of the California General Corporations Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with certain exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. Section 204 of the law provides that this limitation on liability has no effect on a director's liability (a) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (b) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (c) for any transaction from which a director derived an improper personal benefit, (d) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the corporation or its shareholders, (e) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (f) under Section 310 of the law (concerning contracts or transactions between the corporation and a director), or (g) under Section 316 of the law (directors' liability for improper dividends, loans and guarantees). Section 317 does not extend to acts or omissions of a director in his capacity as an officer. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation of a director's fiduciary duty to us or our shareholders.

Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

Item 7. **Exemption from Registration Claim.**

The shares to be issued, to Tim Dales, Paul Allen, and James R. Spoerl, who are current or former consultants to the Registrant deemed to be sophisticated with respect to an investment in the Registrant, will be issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used.

Item 8. **Exhibits.**

4.1   Form of 2002 Equity Incentive Plan[1]

4.2   Form of 1997 Stock Option Plan[2]

4.3   Form of Incentive Stock Option Agreement pursuant to 1997 Stock Option Plan[3]

4.4   Form of Stock Option Agreement[4]

4.5   Form of Non-statutory Stock Option Agreement[5]

4.6   Form of Employee Stock Option pursuant to 2002 Equity Incentive Plan[6]

4.7   Consulting Services Agreement dated October 28, 2002 by and between the Company and Tim Dales[7]

4.8   Consulting and Other Services agreement dated January 28, 2003 by and between the Company and Paul Allen*

4.9   Debt settlement agreement dated January 28, 2003 by and between the Company and James R. Spoerl*

5   Opinion re legality*

23.1   Consent of Independent Auditors*

23.2   Consent of Legal Counsel (included as part of Exhibit 5)*

[1]   Filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-QSB filed with the Commission on May 15, 2002.

[2]   Filed as Exhibit 10.9 to the Registrant's Registration Statement on Form 10-SB filed with the Commission on August 29, 2000.

[3]   Filed as Exhibit 10.10 to the Registrant's Registration Statement on Form 10-SB filed with the Commission on August 29, 2000.

[4]   Filed as Exhibit 10.11 to the Registrant's Registration Statement on Form 10-SB filed with the Commission on August 29, 2000.

[5]   Filed as Exhibit 10.12 to the Registrant's Registration Statement on Form 10-SB filed with the Commission on August 29, 2000.

[6]   Filed as Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-QSB filed with the Commission on May 15, 2002.

[7]   Filed as Exhibit 10.2 to the Registrant's Quarterly Report of Form 10-QSB filed with the Commission on November 14, 2002.

*   Filed herewith

Item 9. Undertakings.

A.   Undertakings Relating to Delayed or Continuous Offerings of Securities.

(1)   The Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   The Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   The Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.   Undertaking Relating to the Incorporation of Certain Documents by Reference.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(b) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on January 29, 2003.

VillageEDOCS

By: /s/ K. Mason Conner
        K. Mason Conner
        Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ K. Mason Conner		January 29, 2003
------------------------------------		------------------------------------
K. Mason Conner	Director, Chief Executive Officer	
/s/ Michael A. Richard		January 29, 2003
------------------------------------		------------------------------------
Michael A. Richard	V.P. Controller Principal Accounting Officer	
/s/ J. Thomas Zender		January 27, 2003
------------------------------------		------------------------------------
J. Thomas Zender	Director, Chairman of the Board	
/s/ H. Jay Hill		January 27, 2003
------------------------------------		------------------------------------
H. Jay Hill	Director	

EXHIBIT INDEX

Exhibit Number	Title
4.1	Form of 2002 Equity Incentive Plan[**]
4.2	Form of 1997 Stock Option Plan[**]
4.3	Form of Incentive Stock Option Agreement pursuant to 1997 Stock Option Plan[**]
4.4	Form of Stock Option Agreement[**]
4.5	Form of Non-statutory Stock Option Agreement[**]
4.6	Form of Employee Stock Option pursuant to 2002 Equity Incentive Plan[**]
4.7	Consulting Services Agreement dated October 28, 2002 by and between the Company and Tim Dales[7]
4.8	Consulting and Other Services agreement dated January 28, 2003 by and between the Company and Paul Allen*
4.9	Debt settlement agreement dated January 28, 2003 by and between the Company and James R. Spoerl*
5	Opinion re legality*
23.1	Consent of Independent Auditors*
23.2	Consent of Legal Counsel (included as part of Exhibit 5)*

    *   Filed herewith
  **   Filed previously. See Part II, Item 8 above